UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC File Number 0-29230 CUSIP Number 874054 10 9

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION
Take-Two Interactive Software, Inc.
Full Name of Registrant
Former Name if Applicable 622 Broadway
Address of Principal Executive Office (Street and Number)
New York, NY 10012
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As the registrant has previously disclosed, it is continuing its previously announced internal investigation of its stock option grants, which is being conducted by a Special Committee consisting of independent board members who have retained independent legal counsel and accountants to assist in the review. As a result, the registrant will not be able to file its Form 10-Q for the fiscal third quarter ended July 31, 2006 until the Special Committee concludes its investigation and the Company and its independent auditors complete any related accounting review.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Karl H. Winters	646	536-2842
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Take-Two Interactive Software, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 12, 2006	By:	/s/ Karl H. Winters
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ATTACHMENT TO PART IV OF
FORM 12b-25 OF
Take-Two Interactive Software, Inc.

With respect to its Form 10-Q for the quarterly
period ended July 31, 2006

As the registrant previously disclosed in its August 31, 2006 press release, its preliminary net revenues for the third quarter were approximately $240 million compared to $169.9 million for the third quarter of fiscal 2005. Publishing revenues represented approximately 80% of total net revenues, with distribution revenues accounting for the remaining 20%, compared to 75% publishing and 25% distribution in the comparable period last year.

Preliminary net revenues for the nine months ended July 31, 2006 were approximately $770 million compared to $894.4 million for the same period a year ago. Publishing revenues represented approximately 72% of total net revenues for the first nine months, with distribution revenues accounting for the remaining 28%, compared to 70% publishing and 30% distribution in the comparable period last year.

The registrant’s cash position at July 31, 2006 was approximately $178 million compared to $141 million at April 30, 2006. The increase is primarily due to approximately $51 million of cash received during the quarter from agreements for online content, in-game advertising and licensing of intellectual property, partially offset by changes in working capital.

The registrant’s third quarter 2006 results were led by sales of Rockstar Games’ Grand Theft Auto: Liberty City Stories for the PlayStation®2 computer entertainment system and PSP® (PlayStation®Portable) system; Rockstar Games presents Table Tennis for the Xbox 360™ video game and entertainment system from Microsoft; Grand Theft Auto: San Andreas for PlayStation 2; and Midnight Club 3: DUB Edition REMIX for PlayStation 2. 2K’s largest contributors to the quarter’s revenues were Prey for Xbox 360 and PC; The Da Vinci Code on multiple platforms; and The Elder Scrolls® IV: Oblivion™ for Xbox 360 and PC, a title co-published by 2K and Bethesda Softworks. Late in the third quarter 2K also released Sid Meier’s Civilization IV: Warlords, the first expansion pack for Sid Meier’s Civilization IV, and CivCity: Rome, both for PC.

Revenues at the registrant’s Jack of All Games distribution business increased year over year primarily due to higher sales of hardware products and peripherals, led by the introduction and increased availability of Xbox 360 hardware.